UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

the Securities Exchange Act of 1934

(Amendment No.     )*

Matador Resources Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

576485 20 5

(CUSIP Number)

Tara Lewis

2911 Turtle Creek Blvd., Suite 250

Dallas, Texas 75219

(214) 219-2998

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Charles H. Still, Jr.

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

February 27, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576485 20 5

1	Name of reporting person George M. Yates
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,802,500 shares(1)(2)(3)
	8	Shared voting power 0 shares
	9	Sole dispositive power 4,802,500 shares(1)(2)(3)
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 4,802,500 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.1%
14	Type of reporting person IN

[1]	Includes 3,300,000 shares of Matador common stock and 150,000 shares of Matador Series A Convertible Stock that is convertible into shares of Matador common stock on a basis of ten shares of common stock for each share of Series A Convertible Preferred Stock. These securities were acquired by HEYCO Energy Group, Inc. (“Heyco”) as consideration in the merger (the “Merger”) of Harvey E. Yates Company, a wholly owned subsidiary of Heyco, with and into a wholly owned subsidiary of Matador Resources Company (“Matador”). The reporting person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
[2]	Includes 2,500 shares held by Spiral, Inc., an entity owned by certain trusts each of which Mr. Yates is the sole trustee. The reporting person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
[3]	The reporting person has sole voting and dispositive power over the shares owned by Heyco through his position as Chairman, President and Chief Executive Officer of Heyco, and the reporting person has sole voting and dispositve power over the shares owned by Spiral, Inc. through his position as the sole trustee of each trust that owns Spiral.

CUSIP No. 576485 20 5

1	Name of reporting person HEYCO Energy Group, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,800,000 shares(1)
	8	Shared voting power 0 shares
	9	Sole dispositive power 4,800,000 shares(1)
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 4,802,500 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.1%
14	Type of reporting person CO

[1]	Includes 1,500,000 shares of common stock that Heyco has the right to acquire by virtue of Heyco’s ownership of 150,000 shares of Matador’s Series A Convertible Preferred Stock.

CUSIP No. 576485 20 5

ITEM 1.	SECURITY AND ISSUER.

The name of the issuer is Matador Resources Company (“Matador”). The address of Matador’s principal executive offices is One Lincoln Centre, 5400 LBJ Freeway, Suite 1500, Dallas, Texas 75240. This Schedule 13D relates to Matador’s Common Stock, par value $0.01 per share (the “Shares”).

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): George M. Yates (“Mr. Yates”) and HEYCO Energy Group, Inc. (“Heyco” and together with Mr. Yates, the “Reporting Persons”). This schedule relates to Shares held by Heyco, a private company controlled in part by Mr. Yates. The principal address of each of the Reporting Persons is 2911 Turtle Creek Blvd., Suite 250, Dallas, Texas 75219. Additional information called for by this item with respect to the executive officers and directors of Heyco is contained in Appendix A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or the executive officers and directors listed on Appendix A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 3,300,000 Shares held by Heyco and the 1,500,000 Shares that Heyco has the right to acquire upon conversion of the Series A Convertible Preferred Stock were issued as consideration in the merger (the “Merger”) of Harvey E. Yates Company, a wholly owned subsidiary of Heyco, with and into a wholly owned subsidiary of Matador, pursuant to the Merger Agreement dated January 19, 2015 (as amended, the “Merger Agreement”).

The 2,500 shares held by Spiral, Inc. were acquired in open market purchases prior to the Merger.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the Merger was to combine Matador’s expertise in horizontal drilling with Heyco’s strategic assets in the Northern Delaware Basin. An Amendment to the Merger Agreement provides that Mr. Yates shall be appointed to Matador’s Board of Directors upon the earlier of April 15, 2015 or the consummation of certain joint ventures currently being negotiated.

The 2,500 Shares held by Spiral, Inc. were acquired for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Together, Mr. Yates and Heyco may be deemed to be the beneficial owner of 4,800,000 Shares, including 1,500,000 Shares Heyco is entitled to acquire by virtue of its ownership of 150,000 shares of Matador’s Series A Convertible Preferred Stock. 4,800,000 Shares represent 6.1% of the outstanding Shares of Matador. Mr. Yates may be deemed to be the beneficial owner of an additional 2,500 Shares held by Spiral, Inc. 2,500 Shares represents 0.003% of the outstanding Shares of Matador.

The percentages calculated in the immediately foregoing paragraph and in the paragraphs above are calculated based on a total of 73,455,117 Shares outstanding as of February 18, 2015 as reported by Matador in its Definitive Proxy Statement, adjusted to give effect to the Merger.

During the past 60 days, there have been no transactions in the Shares by the Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Merger Agreement, as amended by Amendment No. 4 to the Agreement and Plan of Merger (the “Amendment”), provides for an arrangement by which Mr. Yates shall be appointed to the Matador board of directors upon the earlier of the consummation of certain joint ventures provided for in the Merger Agreement and April 15, 2015. This description of the Merger Agreement and the Amendment are each qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Schedule 13D and is incorporated herein by reference, and the Amendment, a copy of which is filed as Exhibit 2.2 to this Schedule 13D and is incorporated herein by reference.

In connection with the closing of the Merger, on February 27, 2015, Matador entered into a registration rights agreement with Heyco, pursuant to which Matador will be required, upon request from Heyco at any time on or after the one year anniversary of the closing, to file and maintain a shelf registration statement with respect to the resale of the Shares issued as consideration for the Merger and, upon conversion of the Series A Preferred Stock, to provide piggyback registration rights for such Shares.

In connection with the closing of the Merger, on February 27, 2015, Matador and Heyco entered into a voting agreement pursuant to which Heyco agreed to vote all of its Shares and Series A Convertible Preferred Stock in favor of a proposed amendment to Matador’s charter to increase the number of authorized Shares by an amount sufficient to issue the number of Shares issuable upon conversion of the Series A Convertible Preferred Stock (if such proposal is presented at the 2015 Annual Meeting and any other meeting of Matador’s shareholders at which action is to be taken with respect to approval of the such amendment). Pursuant to the voting agreement, Heyco agreed not to transfer any of its Shares or shares of Series A Preferred Stock for a period of six months after the closing of the Merger or until the termination of the voting agreement. The voting agreement will terminate on the date that the Series A Convertible Preferred Stock automatically converts. This description of the voting agreement is qualified in its entirety by reference to the voting agreement, a copy of which is filed as Exhibit 4.1 to this Schedule 13D and is incorporated herein by reference.

In connection with the Merger, Heyco and Matador entered into an escrow agreement with PlainsCapital Bank, pursuant to which 125,000 of the 150,000 shares of Series A Convertible Preferred Stock issued upon the closing of the Merger were placed into escrow to satisfy post-closing adjustments to the merger consideration for title or environmental title defects on the assets of Harvey E. Yates Company, subject to certain threshold amounts.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2.1	Agreement and Plan of Merger, dated as of January 19, 2015, by and among HEYCO Energy Group, Inc., Harvey E. Yates Company, Matador Resources Company and MRC Delaware Resources, LLC (filed as Exhibit 2.1 to Matador Resources Company’s current report on Form 8-K filed on January 20, 2015 and incorporated by reference herein).

Exhibit 2.2	Amendment No. 4 to Agreement and Plan of Merger, dated as of February 27, 2015, by and among HEYCO Energy Group, Inc., Harvey E. Yates Company, Matador Resources Company and MRC Delaware Resources, LLC (filed as Exhibit 2.2 to Matador Resources Company’s current report on Form 8-K filed on March 2, 2015 and incorporated by reference herein).

Exhibit 4.1	Voting Agreement, dated February 27, 2015, between Matador Resources Company and HEYCO Energy Group, Inc. (filed as Exhibit 4.2 to Matador Resources Company’s current report on Form 8-K filed on March 2, 2015 and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2015

George M. Yates

By:	/s/ George M. Yates
George M. Yates

HEYCO Energy Group, Inc.

By:	Tara Lewis

By:	/s/ Tara Lewis
Vice President and General Counsel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

APPENDIX A

Pursuant to Instruction C to Schedule 13D, the below information relates to the executive officers and directors of HEYCO Energy Group, Inc. other than George M. Yates. Unless otherwise indicated, the principal address of each person listed below is 2911 Turtle Creek Blvd., Suite 250, Dallas, Texas 75219 and each executive officer or director listed below is a citizen of the United States. Additionally, unless otherwise indicated, none of the below executive officers or directors shares voting or dispositive power over any Shares other than those described in Item 5 of this Schedule 13D.

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF HEYCO ENERGY GROUP, INC.

OTHER THAN GEORGE M. YATES

Name and Business Address	Position with HEYCO Energy Group, Inc.	Present Principal Occupation

Tara Lewis HEYCO Energy Group, Inc. 2911 Turtle Creek Blvd., Suite 250 Dallas, Texas 75219	Director, Vice President and General Counsel	Director, Vice President and General Counsel HEYCO Energy Group, Inc.

Arlene Rowland[1] 500 North Main, Suite 1 Roswell, New Mexico 88201	Director, Vice President, Chief Financial Officer and Treasurer	Financial General Manager - Roswell MRC Energy Company

Barrett Yates-Mack McChrystal Group 333 N. Fairfax St., Suite 100 Alexandria, Virginia 22314	Director	Chief Financial Officer & Chief Strategy Officer McChrystal Group

Lauren Yates ThinkWell Consulting, LLC 5048 Tennyson Pkwy, Suite 250 Plano, Texas 75094	Director	Principal ThinkWell Consulting, LLC

[1]	Arlene Rowland beneficially owns 4,000 restricted shares of Matador common stock. Pursuant to the terms of the restricted stock grants, Ms. Rowland has the right to vote such shares but may only dispose of such shares to the extent they have vested.